AK 3/23/2004

c m 3-23

SECURITIES 04017489 ION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49000

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2004 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 Park Avenue, 23rd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J. Rodriguez, Jr. **(212) 389-1516**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AK 3/23/2004

OATH OR AFFIRMATION

I, Robert F. Greenhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenhill & Co. LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHAIRMAN & CEO

Title

Notary Public (Geller)

JANET C. ELLIOTT (Geller)
Notary Public, State Of New York
No.01EL6066310
Qualified In New York County
Commission Expires November 13, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Greenhill & Co., LLC

December 31, 2003
with Report of Independent Auditors

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member of
Greenhill & Co., LLC

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2004

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 11,008,039
Investment advisory fees receivable	9,932,838
Taxes receivable	438,483
Due from affiliates	4,618,653
Other receivables	108,488
	26,106,501
Property and equipment (net of accumulated depreciation and amortization of $4,389,544)	4,858,677
Other assets	1,451,373
Total assets	$ 32,416,551
Liabilities and Member's Capital	
Compensation payable	$ 6,826,693
Accounts payable and accrued expenses	1,446,417
Due to affiliates	1,170,103
Total liabilities	9,443,213
Member's capital	22,973,338
Total liabilities and member's capital	$ 32,416,551

See accompanying notes to statement of financial condition.

Greenhill & Co., LLC

Notes to Statement of Financial Condition

December 31, 2003

Note 1 - Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co. Holdings, LLC ("Holdings" or "Parent"), a New York limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the National Association of Securities Dealers, Inc. The Company is engaged in the investment banking business providing financial advisory services to corporations, institutions and others in connection with mergers, acquisitions, divestitures, tender and exchange offers, leveraged buyouts, restructurings, recapitalizations and other extraordinary corporate transactions.

G&Co is an affiliate of Greenhill & Co. International LLP ("GCI"). GCI is located in the United Kingdom and is an authorized ISD Category D Corporate Finance Advisory Firm that is regulated by the Financial Services Authority ("FSA"). GCI is engaged in similar investment banking activities to those in the United States.

G&Co is also an affiliate of Greenhill & Co. GmbH ("GmbH"), which operates in Germany and provides corporate finance advisory services to both G&Co and GCI. GmbH is an indirect wholly-owned subsidiary of Holdings.

Note 2 - Summary of Significant Accounting Policies

Revenues

The Company recognizes advisory fee revenue when earned at specified points in time over the life of the transaction in accordance with the terms of its engagement letters. Retainer fees are recognized as advisory fee income over the period the service is rendered.

The Company's clients reimburse certain expenses incurred by the Company in the generation of investment advisory fees. Expenses are reported net of such reimbursements.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed principally by the accelerated method over the life of the assets, which range from three to seven years. Amortization of leasehold improvements is computed by the straight-line method over the term of the lease.

Note 2 - Summary of Significant Accounting Policies (continued)

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents on deposit with various financial institutions to limit the amount of credit exposure to any one financial institution or lender. At December 31, 2003, the carrying value of the Company's financial instruments approximates their fair value.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent.

Note 3 - Investment in Affiliates

In 2003, G&Co. transferred at carrying value of $85,257, which approximates its fair value, its equity ownership in the general partner of Greenhill Capital Partners Private Equity Funds ("GCP") to Holdings.

Note 4 - Property and Equipment

Property and equipment as of December 31, 2003 consisted of the following:

Equipment	$ 3,123,284
Furniture	936,374
Leasehold improvements	5,176,263
Artwork	12,300
	9,248,221
Less accumulated depreciation and amortization	4,389,544
	$ 4,858,677

Note 5 – Due from/to Affiliates

At December 31, 2003, the Company had $234,148 in accrued rent and leasehold build-out cost receivables for office space sublet to Barrow Street Capital LLC, an affiliate that manages various real estate ventures. The Company also had receivables of $1,940,000 from a non-interest bearing, open term loan to Greenhill Aviation Co., LLC, a wholly-owned subsidiary of Holdings. In addition, the Company had receivables relating to expense reimbursements of $628,142 from Holdings, $1,591,241 from GCI, $200,101 from GCP, and $25,020 from other affiliates.

Pursuant to an agreement entered into in September 2001, GmbH provides support services of an administrative, financial, and legal nature and such advice as may be required to allow the Company and GCI to engage in providing corporate activities in the German market. Due to operating activities at December 31, 2003, the Company had amounts due to GmbH for corporate advisory services of $1,170,103.

Note 6 – Member's Capital

The Company makes distributions of a portion of its cash and cash equivalents balance, subject to net capital requirements and working capital needs, at least quarterly to Holdings.

Note 7 - Retirement Plan

G&Co sponsors a qualified defined contribution plan (the "Retirement Plan") covering all eligible employees of the Company. Employees must be 21 years old to be eligible to participate. The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code, and an employer discretionary profit sharing contribution, subject to statutory limitations. Participants may contribute up to 50% of eligible compensation, as defined. G&Co provides matching contributions up to $1,000 per employee.

At December 31, 2003, approximately $57,000 for matching contributions and $215,000 for discretionary contributions to the Retirement Plan is included in compensation payable. The assets of the Retirement Plan are invested in various equity securities, U.S. government securities and money market funds.

Note 8 - Commitments

The Company has entered into certain leases for office space under non-cancelable operating lease agreements that expire on June 30, 2010. The Company has also entered into various operating leases, which are used to obtain office equipment. During 2003, the Company assumed a non-cancelable operating lease agreement for additional office space from a third party; this lease expires July 31, 2010. Under this assumed lease, the third party owes the Company a portion of the monthly lease payment. Over the life of the assumed lease, the third party owes the Company approximately $2.3 million, of which $107,369 was owed at December 31, 2003. This receivable is secured with a letter of credit issued on behalf of the third party in the amount of $1 million.

As of December 31, 2003, the approximate aggregate minimum future rental payments, were as follows:

2004	$ 3,118,000
2005	3,209,000
2006	3,166,000
2007	3,169,000
2008	3,204,000
Thereafter	4,899,000
Total	$ 20,765,000

The Company has two unsecured Letters of Credit issued by diversified U.S. financial institutions in the amounts of $1,944,740 and $290,000. In 2003, Holdings obtained an additional unsecured Letter of Credit issued by a diversified U.S. financial institution to secure the Company's lease of additional office space. As of December 31, 2003, there were no outstanding borrowings under the Letters of Credit.

Note 9 – Taxes

G&Co is a limited liability company which is 100% owned by its parent, Holdings. Accordingly, as a single-member LLC, G&Co is disregarded for income tax purposes and all items of income and expense are included in that of its parent.

Greenhill & Co., LLC

Notes to Statement of Financial Condition (continued)

Note 10 - Regulatory Requirements

G&Co is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires G&Co to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2003, G&Co's net capital was $7,766,998, which exceeded its requirement by $7,137,450. G&Co's aggregate indebtedness to net capital ratio was 1.22 to 1.

Certain advances, distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.